UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                             JACO ELECTRONICS, INC.
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                   469783 10 4
                                 (CUSIP NUMBER)


                                December 31, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/ Rule 13d-1(b)
         / / Rule 13d-1(c)
         / / Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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


CUSIP Number 469783 10 4                                            Schedule 13G


1.         NAME OF REPORTING PERSON
           IRS. IDENTIFICATION NUMBER. OF ABOVE PERSON (ENTITIES ONLY)

                               Advisory Research, Inc.
                               36-2831881

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a) / /
           (b) /X/

3.         SEC USE ONLY


4.         CITIZENSHIP OR PLACE OF ORGANIZATION

                             Delaware

           NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.         SOLE VOTING POWER

                             None

6.         SHARED VOTING POWER

                             None

7.         SOLE DISPOSITIVE POWER

                             None


8.         SHARED DISPOSITIVE POWER

                             None

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             None

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           / /


11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             0%

12.        TYPE OF REPORTING PERSON

                             IA

CUSIP Number 469783 10 4                                            Schedule 13G


1.         NAME OF REPORTING PERSON
           IRS. IDENTIFICATION NUMBER. OF ABOVE PERSON (ENTITIES ONLY)

                               David B. Heller


2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

           (a) / /
           (b) /X/

3.         SEC USE ONLY


4.         CITIZENSHIP OR PLACE OF ORGANIZATION

                             United States citizen

           NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.         SOLE VOTING POWER

                             None

6.         SHARED VOTING POWER

                             None

7.         SOLE DISPOSITIVE POWER

                             None


8.         SHARED DISPOSITIVE POWER

                             None

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             None

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           / /


11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                             0%

12.        TYPE OF REPORTING PERSON

                             IN

CUSIP Number 469783 10 4                                            Schedule 13G

ITEM 1.
         (a)      NAME OF ISSUER:

                  Jaco Electronics, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  145 Oser Avenue, Hauppauge, NY  11788

ITEM 2.
         (a)      NAME OF PERSON FILING:

                  Advisory Research, Inc.
                  David B. Heller

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  Two Prudential Plaza, 180 N. Stetson, Suite 5780, Chicago, IL 60601

         (c)      CITIZENSHIP:      Advisory Research, Inc. is a Delaware
                                      corporation.
                                    David B. Heller is a United States citizen.

         (d)      TITLE OF CLASS OF SECURITIES:      Common Stock

         (e)      CUSIP NUMBER:     469783 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a)     / /       Broker or dealer registered under section 15 of the
                           Act.

         (b)     / /       Bank as defined in section 3(a)(6) of the Act.

         (c)     / /       Insurance company as defined in section 3(a)(19) of
                           the Act.

         (d)     / /       Investment company registered under section 8 of the
                           Investment Company Act of 1940.

         (e)     /X/       An investment adviser in accordance with section
                           240.13d-1(b)(1)(ii)(E).

         (f)     / /       An employee benefit plan or endowment fund in
                           accordance with section 240.13d-1(b)(1)(ii)(F).

         (g)    / /        A parent holding company or control person in
                           accordance with section 240.13d-1(b)(ii)(G).

         (h)    / /        A savings association as defined in section 3(b) of
                           the Federal Deposit Insurance Act.

         (i)    / /        A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the Investment Company Act of 1940.

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


         (j)   / /         Group, in accordance with section
                           240.13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to section 240.13d-1(c), check this box: / /

ITEM 4.           OWNERSHIP.

         (a)      Amount beneficially owned as of December 31, 1999:

                           Advisory Research, Inc.            None
                           David B. Heller                    None

         (b)      Percent of class:         Advisory Research, Inc.     0%
                                            David B. Heller             0%

         (c)      Number of shares as to which such persons have:

                  (i)   Sole power to vote or to direct the vote:   None
                                                                  --------------

                  (ii)  Shared power to vote or to direct the vote:
                                    Advisory Research, Inc.         None
                                                                  --------------
                                    David B. Heller                 None
                                                                  --------------

                  (iii) Sole power to dispose or to direct the disposition of:
                                                                    None
                                                                  --------------

                  (iv)  Shared power to dispose or to direct the disposition of:
                                    Advisory Research, Inc.         None
                                                                  --------------
                                    David B. Heller                 None
                                                                  --------------

         David B. Heller is President and the controlling shareholder of Advisory Research, Inc.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: /X/

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported hereunder.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

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ITEM 10. CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Dated:   February 8, 2000


                                               ADVISORY RESEARCH, INC.


                                               By /s/ David B. Heller
                                                  ------------------------------
                                                      David B. Heller, President




                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Dated:   February 8, 2000


                                                  /s/ David B. Heller
                                                  ------------------------------
                                                      David B. Heller

                                     EXHIBIT

                       SCHEDULE 13G JOINT FILING AGREEMENT

         Each person executing this joint filing agreement agrees as follows:

         (i) Each person executing this joint filing agreement is individually eligible to use the Schedule 13G to which this Exhibit is attached and such
Schedule 13G is filed on behalf of each person executing this joint filing agreement; and

         (ii) Each person executing this joint filing agreement is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, but none of the undersigned executing this joint filing agreement is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed in one or more counterparts by each person executing this joint fling agreement, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

Dated:   February 8, 2000

                                               ADVISORY RESEARCH, INC.


                                               By /s/ David B. Heller
                                                  ------------------------------
                                                      David B. Heller, President


                                                  /s/ David B. Heller
                                                  ------------------------------
                                                      David B. Heller

                                  Page 7 of 7